United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PVH CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-07572	13-1166910
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 Madison Avenue New York, New York	10016
(Address of principal executive offices)	(Zip Code)

Mark D. Fischer
212-381-3500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Overview

This Specialized Disclosure Report on Form SD (“Form SD”) of PVH Corp. and its consolidated subsidiaries (“PVH,” “we,” “its,” “us,” and “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 , as amended (the “Exchange Act”), and Form SD (collectively, the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals.”  Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten (collectively, the “Conflict Minerals”).  The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products and whose products contain Conflict Minerals that are necessary to the functionality or production of their products (such minerals are referred to herein as “Necessary Conflict Minerals”).  For products that contain Necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Necessary Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”).

Our Conflict Minerals Policy

The purpose of the Rule is to bring attention to and address violence and human rights violations occurring at the hands of armed groups in connection with the mining of Conflict Minerals from the Covered Countries.

PVH has long been committed to protecting workers in its supply chain.  In furtherance thereof and the purposes of the Rule, PVH has adopted a Conflict Minerals policy (the “Policy”) to encourage our suppliers to respect human rights in the Covered Countries and not contribute to the conflicts there.

Our Policy indicates that suppliers who supply to or manufacture for PVH components, parts or products containing Conflict Minerals are expected to:

1.
Obtain those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict or human rights abuses; without limiting the foregoing, suppliers are expected to directly and indirectly source Conflict Minerals only from sources that do not directly or indirectly finance or benefit “armed groups” (as that term is defined in the Rule) in a Covered Country.

2.	Implement and communicate to their personnel and suppliers policies that are consistent with the Policy;

3.	Familiarize themselves with the Rule and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”);

4.	Put in place procedures for the traceability of Conflict Minerals, working with their suppliers as appropriate;

5.	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free by independent third parties;

6.	Maintain reviewable business records supporting the source of Conflict Minerals;

7.
From time to time, at our request, provide us with written certifications and other information concerning the origin of Conflict Minerals included in products, components and parts supplied to us and the supplier’s compliance with our Policy generally;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with our Policy;

9.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the Guidance; and

10.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained in our Policy.

Our Policy also provides that our suppliers are encouraged to support industry efforts to enhance traceability and responsible practices in the global minerals supply chain.

Additionally, our Policy provides that, if we determine that a supplier may be violating our Policy, we may require that supplier to commit to and implement a corrective action plan within a reasonable timeframe.  Finally, our Policy provides that continued failure to adhere to our policies and refusal to address issues of concern may lead to termination of our business relationship with the supplier.

Applicability of the Conflict Minerals Rule to Our Company

PVH, one of the world’s largest apparel companies, owns and markets the iconic Calvin Klein and Tommy Hilfiger brands worldwide. It is the world’s largest shirt and neckwear company and markets a variety of goods under its own brands, Van Heusen, Calvin Klein, Tommy Hilfiger, IZOD, ARROW, Warner’s and Olga, and its licensed brands, including Speedo, Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, MICHAEL Michael Kors, Sean John, Chaps, Donald J. Trump Signature Collection, DKNY, Ike Behar and John Varvatos.

We are subject to the Rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act. We are required to file this Form SD because we contract to manufacture products that contain necessary Conflict Minerals (“in-scope products”).  We do not ourselves manufacture any products that contain Conflict Minerals.

Conflict Minerals constitute a small portion of the materials content of our products and most of our products, such as our dress shirts, neckwear, sports shirts, underwear and swimwear do not contain any Conflict Minerals.

We do not directly source, and do not believe our suppliers directly source, Conflict Minerals from mines, smelters or refiners. We believe that we are in most cases many levels removed from these market participants.  Furthermore, because of the multiple levels, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying actors upstream from our direct suppliers.  However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Policy.

Conflict Minerals Report

As required by the Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our corporate website, pvh.com.  The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

For 2013, none of the Necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or any other Covered Country.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PVH CORP.
(Registrant)
By: /s/ Mark D. Fischer
Name: Mark D. Fischer Title: Executive Vice President Date: June 2, 2014

EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013